March 20, 2008

Via EDGAR

Mr. John L. Krug

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, NE

Washington, DC 20549

Re: BioDelivery Sciences International, Inc.

Registration Statement on Form S-3 Filed March 12, 2008

File No. 333-149671

Dear Mr. Krug:

On behalf of BioDelivery Sciences International, Inc. (the “Company”), we submit for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), this letter in response to the Staff’s comment to the registration statement on Form S-3 of the Company, File No. 333-149671 (the “Registration Statement”). The Staff’s comment is set forth in a letter dated March 17, 2008. For your convenience, we have recited the comment from the Staff in bold and have followed the comment with our response.

Selling Stockholder, page 22

1. The disclosure on page 23 indicates CDC IV, LLC owns two million shares of common stock, two warrants to purchase 1,505,120 shares of common stock, and one warrant to purchase one million shares of your common stock. The disclosure for this same stockholder on page 91 of your most recent Form 10-K under Item 12, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” indicates that as of March 7, 2008, CDC IV, LLC owned 3,505,120 shares of your comment stock. Please revise or advise.

Response:

We respectfully advise the Staff that the disclosure on page 23 of the Registration Statement is accurate. The disclosure on page 91 of the Company’s most recent Annual Report on Form 10-K resulted from a typographical error and was immediately corrected upon the Company’s realization of same. We call the Staff’s attention to Amendment No. 1 to Form 10-K, filed on March 17, 2008 (the “10-K/A”), on behalf of the Company. The Company undertakes to incorporate the 10-K/A by reference into the final prospectus to be filed with the Commission pursuant to Rule 424 promulgated under the Securities Act of 1933 upon the effectiveness of the Registration Statement.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. on Monday, March 24, 2008, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; an

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to contact the undersigned or Lawrence A. Rosenbloom, Esq. at 212-370-1300.

Very truly yours,

/s/ James A. McNulty
James A. McNulty
Chief Financial Officer
BioDelivery Sciences International, Inc.

Cc:	Mark A. Sirgo, Pharm. D.
Barry I. Grossman, Esq.
Lawrence A. Rosenbloom, Esq.

2